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SEC FILE NUMBER
8-47783

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CoreCap Investments, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2777 Franklin Road, Suite 700
(No. and Street)

Southfield	MI	48034
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Muncie	248-784-1341	dave.muncie@corecapinv.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert LLP
(Name – if individual, state last, first, and middle name)

3800 Glenwood Ave, Ste 900	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

10/20/2003	677
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David W. Muncie, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CoreCap Investments, LLC, as of December 31st, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STATE OF MICHIGAN NOTARY PUBLIC

DANIEL R. BROWN
My Commission Expires
May 14, 2031
County of Oakland
Acting in the County of OAKLAND

Signature: [signature]

Title:
CFO

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CORECAP INVESTMENTS, LLC

FINANCIAL STATEMENTS AND
SUPPORTING SCHEDULES PURSUANT TO RULE 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2025

CORECAP INVESTMENTS, LLC

Financial Statements
and Supplementary Information

December 31, 2025

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
CoreCap Investments, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CoreCap Investments, LLC (the "Company") as of December 31, 2025, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cherry Bekaert LLP

We have served as CoreCap Investments, LLC's auditor since 2025.

Denver, Colorado
March 26, 2026

CORECAP INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	1,061,841
Accounts receivable:		
Brokers, dealers and clearing organizations		508,210
Deposit - clearing organizations		50,000
Sales representatives		53,090
Amounts due from related parties		59,037
Other		36,327
Prepaid expenses		4,405
TOTAL ASSETS	$	1,772,910

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	1,380
Commissions payable		573,677
Amounts due to related parties		191,263
Unsecured debits		1,255
Total Liabilities		767,575

MEMBER'S EQUITY

Member's equity		1,005,335
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,772,910

See accompanying notes

CORECAP INVESTMENTS, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2025

Revenue:		
Commissions	$	8,851,131
Other revenue		204,972
	$	9,056,103
Total revenue		
Operating Expenses:		
Commission expenses		7,419,978
Employee compensation and benefits		400,330
Other operating expenses		461,567
Total operating expenses		8,281,875
NET INCOME	$	774,228

See accompanying notes

[5]

CORECAP INVESTMENTS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2025

	Member's Equity
Balance at January 1, 2025	$ 881,107
Net income	774,228
Distributions to member	(650,000)
Balance at December 31, 2025	$ 1,005,335

See accompanying notes

CORECAP INVESTMENTS, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	774,228
Adjustment to reconcile net income to net cash provided by operating activities:		
Changes in:		
Receivables		(158,379)
Prepaid expenses		33,927
Payables		128,650
Total adjustments		4,198
Net cash provided by operating activities		778,426

CASH FLOWS FROM FINANCING ACTIVITIES

Member distributions		(650,000)
Net cash used in financing activities		(650,000)
NET INCREASE IN CASH		128,426
Cash and cash equivalents – Beginning of year		933,415
Cash and cash equivalents – End of year	$	1,061,841

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION

CoreCap Investments, LLC (the "Company" or "Core Cap") operates as an introducing broker-dealer clearing its client's transactions on a fully disclosed basis through a clearing broker-dealer. The Company was incorporated in May 2012 and registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) in March 1996.

The Company is a wholly owned subsidiary of Simplicity Financial Marketing Holdings, Inc.

The preparation of the financial statements is in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
Revenue is recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenue associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within other income.

The Company provides transaction related services to its customers. Securities transactions and the related commission revenue and expenses are recorded on a trade date basis. Insurance commissions are recorded when earned. Revenue as disaggregated by source is presented in the accompanying statement of operations.

Accounts receivable and contract balances from contracts with customers were as follows. Accounts receivable were $508,210 as of December 31, 2025 and $423,810 at December 31, 2024. Contract liabilities were $573,678 as of December 31. 2025 and $445,101 at December 31, 2024.

Concentrations
The Company has two groups of representatives under contract which accounted for approximately 76% of CoreCap's total revenue for the year ended December 31, 2025. The Company expects to maintain its relationship with the representative group.

Management Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all cash and demand deposits to be cash and cash equivalents.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management Estimates

The guidance under ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"), impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the guidance, the Company has the ability to determine that there are immaterial expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The allowance for credit losses is based on the Company's expectation of the collectability of the financial instruments carried at amortized costs, including arrangement fees and other receivables using the CECL framework. The Company's expectation is that the credit risk associated with receivable are that the client with which it conducts business with is unable to fulfill its contractual obligation. Management monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in the arrangement fee receivables being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has immaterial allowance for credit losses as of the year ended December 31, 2025.

Financial Instruments with Off-Balance Sheet Risks
In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation. Cash held in excess of the FDIC limit was $811,841 at December 31, 2025.

Federal Income Taxes
The Company does not incur income taxes; instead, the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

During April 2020, CoreCap along with its Parent converted from an S corporation to an LLC. As an LLC, the Company is treated as a partnership for Federal income tax purposes. Consequently, Federal income taxes are not payable by, or provided for, the Company. LLC members are taxed individually on their share of taxable earnings. CoreCap's net income or loss is allocated among the members in accordance with the provisions of the Company's operating agreement.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The primary objective of ASC 740 is to prescribe measurement and disclosure requirements for income tax provisions when uncertainty exists as to whether the reporting entity's tax positions would be sustained in the event of an examination. Company management believes that there are no material uncertainties in which tax positions taken would not be sustained upon examination. With few exceptions, the Company is no longer subject to U.S. Federal income tax examinations for years before 2022 or state income tax examinations for years before 2020.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Segment Reporting

The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit or loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Revenues are derived primarily from commission income. All significant operating decisions are based on consolidated results, and discrete financial information at a lower level is not regularly reviewed by the chief operating decision maker. Entity-wide disclosures about products and services, geographic areas, and major customers (if applicable) are presented in the accompanying notes.

NOTE 3 – TRANSACTIONS WITH PARENT COMPANY

The Parent Company provides furniture and fixtures, personnel, general administrative and consulting services to the Company in connection with the Company's business. Reimbursement of these expenses is based on an itemized schedule of amounts paid.

For the year ended December 31, 2025 charges for services provided by CoreCap Holdings, LLC were $768,290 and are included in other operating expenses in the accompanying statement of operations.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2025, the Company's net capital totaled $852,476, which was $801,304 in excess of its required net capital of $51,172. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was .9024 to 1.

NOTES TO FINANCIAL STATEMENTS

NOTE 5 – LEASE COMMITMENTS

The company shares office space with its Parent and other related parties subject to a lease agreement with the parent. The Company reimburses CoreCap Holdings, LLC on a monthly basis for a portion of occupancy costs which approximated $3,000 per month as of December 31, 2025.

For the year ended December 31, 2025, occupancy expenses for the current and former locations totaled $31,291 and is included in other operating expenses in the accompanying statement of operations.

NOTE 6 – REGULATORY DISPUTES

The Company is involved in various regulatory disputes and litigation arising in the normal course of business. In certain of these matters, large and/or indeterminate amounts may be sought by certain parties. Management, after review and discussion with legal counsel, believes the Company has meritorious defenses and intends to defend itself in these matters, but it is not feasible to predict or determine the final outcomes at the present time.

NOTE 7 – NEWLY ADOPTED ACCOUNTING PRONOUNCEMENT

In June 2016, the FASB issued guidance which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the Company that are subject to the guidance were trade accounts receivable and contract assets.

The Company adopted the standard effective January 1, 2023. The impact of adoption was not considered material to the financial statements and the accompanying disclosure.

NOTE 8 – SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025

CREDIT:	
Members' equity	$1,005,335
DEBITS:	
Accounts receivable	148,454
Prepaid expenses	4,405
Total Debits	152,859
NET CAPITAL	852,476
Minimum requirements of 6-2'3% of aggregate indebtedness of	
$767,575 or $50,000 whichever is greater	51,172
Excess Net Capital	801,304
AGGREGATE INDEBETEDNESS	
Accounts payable	1,380
Compensation accrued	573,677
Due to affiliates	191,263
Unsecured debits at RBC	1,255
TOTAL AGGREGATE INDEBTEDNESS	$767,575
Ratio of aggregate indebtedness to net capital	.9024 to 1

Note: There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II A filing. Accordingly, no reconciliation is deemed necessary.

See Report of Independent Registered Accounting Firm.


Cherry Bekaert™
Your Guide Forward

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Member of
CoreCap Investments, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7) for the year ended December 31, 2025. Management of CoreCap Investments, LLC (The "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for the purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures and our associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17-5 (FOCUS Report) for December 31, 2025, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures. other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cherry Bekaert LLP

Denver, Colorado
March 26, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
CORECAP INVESTMENTS LLC	8-47783

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)			$ 9,056,103.00
2		Additions:			
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
	b	Net loss from principal transactions in securities in trading accounts.			
	c	Net loss from principal transactions in commodities in trading accounts.			
	d	Interest and dividend expense deducted in determining item 1.			
	e	Net loss from management of or participation in the underwriting or distribution of securities.			
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities			
	g	Net loss from securities in investment accounts.			
	h	Add lines 2a through 2g. This is your total additions.			$ 0.00
3		Add lines 1 and 2h			$ 9,056,103.00
4		Deductions:			
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products		$ 4,415,596.00	
	b	Revenues from commodity transactions.			
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		$ 64,107.00	
	d	Reimbursements for postage in connection with proxy solicitations.			
	e	Net gain from securities in investment accounts.			
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
	h	Other revenue not related either directly or indirectly to the securities business.			
		Deductions in excess of $100,000 require documentation			
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	$ 3,151.00		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)			
	c	Enter the greater of line 5a or 5b		$ 3,151.00	
6		Add lines 4a through 4h and 5c. This is your total deductions.			$ 4,482,854.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 4,573,249.00
8		Multiply line 7 by .0015. This is your **General Assessment.**			$ 6,859.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2025 SIPC-6 or 6A		$ 3,206.00	
11	a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2025 SIPC-6 and 6A(s)	$ 3,206.00		
	d	Add lines 11a through 11c		$ 3,206.00	
12		LESSER of line 10 or 11d.			$ 3,206.00
13	a	Amount from line 8		$ 6,859.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 3,206.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 3,653.00
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC.** Add lines 13d and 14.			$ 3,653.00
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-47783	DEA: FINRA	2025	Dec

MEMBER NAME CORECAP INVESTMENTS LLC
MAILING ADDRESS 27777 FRANKLIN RD STE 700
SOUTHFIELD, MI 48034

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

CORECAP INVESTMENTS LLC	Robert W. Peters
(Name of SIPC Member)	(Authorized Signatory)
2/2/2026	rpeters@acisecure.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

[17]



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
CoreCap Investments, LLC

We have reviewed management's statements, included in the accompanying Exemption Report regarding compliance with Rule 15c3-3 exemption report, in which (1) CoreCap Investments, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Cherry Bekaert LLP

Denver, Colorado
March 26, 2026

CoreCap Investments, LLC

Exemption Report

December 31, 2025

The following statements are made to the best knowledge and belief of David Muncie as chief financial officer of CoreCap Investments, LLC:

CoreCap Investments, LLC, (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R, Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-S(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> The Company claimed exemption from 17 C.F.R. Section 240e15c3-3 under the following provisions of 17 C.F.R. Section 240,15c3-3; (k)(2)(ii). The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2025, without exception. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No, 34-70073 adopting amendments to 17 C.F.R, Section 240.17a-5 are limited to: (1) commissions and fees earned on mutual funds, annuities, equities, REITs, and other financial instruments, and (2) fees earned for private placements and investment banking deals, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, David Muncie, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

David W Muncie ______________________ CFO ______________

Signature Title

3-31-26 ______________

Date